Mail Stop 3561

September 29, 2009

James P. Torgerson
President and Chief Executive Officer
UIL Holdings Corporation
157 Church Street
New Haven, CT 06506

> **Re: UIL Holdings Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 18, 2009**
> **File No. 1-15052**

Dear Mr. Torgerson:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the fiscal year ended December 31, 2008

Item 9A. Controls and Procedures, page 105

1. We note your disclosure indicates that your management "recognized that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives…" Please revise your disclosure to state clearly, if true, that your

disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238. This comment also applies to the same disclosure that appears in your quarterly reports on Form 10-Q.

Definitive Proxy Statement on Schedule 14A

Transactions with Related Parties, page 7

2. Please describe the registrant's policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. See Item 404(b) of Regulation S-K.

Executive Compensation, page 16

Short-term Incentive Compensation, page 18

3. We note the disclosure you provide in the table entitled "Percent of Base Salary Earned in 2008 for SEICP Goal Components." Please revise to explain how you arrived at the percentages that have been disclosed in the table. For example, we note that you indicate that Mr. Torgerson earned 69% of his salary based upon achievements of the financial goals above the target threshold, however, it is unclear how you arrived at this percentage. It appears that this percentage constitutes an amalgamation of the percentages achieved relating to the EPS, Cash Flow and Capex goals discussed above, however, you should explain how each of these percentages were arrived at in computing the total percentage. In doing so, please also disclose the threshold amounts that must be achieved before payments will be made, as we note your indication earlier on the same page that no payment is made unless this amount is achieved, however, currently only your target amounts appear to be disclosed.

Long-Term Incentive Compensation, page 20

4. Please include tabular disclosure for the 2008-2010 performance goals associated with your long-term incentive plan. To the extent you believe disclosure of these goals is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

If disclosure would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the goals or other factors.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mara L. Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director